Exhibit 99.4

FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

Unaudited condensed consolidated financial statements

For the six months ended July 31, 2026 and 2025

Unaudited Condensed Consolidated Balance Sheets as of July 31, 2026 and January 31, 2026 (audited)	F-2
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the six months ended July 31, 2026 and July 31, 2025	F-3
Unaudited Condensed Consolidated Statements of Stockholders’ Equity (Deficit) for the six months ended July 31, 2026 and July 31, 2025	F-4
Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended July 31, 2026 and July 31, 2025	F-5
Notes to the Unaudited Condensed Consolidated Financial Statements	F-6

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN 000'S OF U.S. DOLLARS, EXCEPT SHARE DATA)

As of July 31, 2026 and January 31, 2026

		(Audited)
	July 31, 2026	January 31, 2026
Assets
Current assets
Cash	$6,861	$7,545
Accounts receivable, net	6,263	10,565
Deferred commissions, current	1,718	1,588
Prepaid expenses and other current assets	1,952	2,092
Total current assets	16,794	21,790
Capitalized software, net	3,004	3,360
Fixed assets, net	128	145
Goodwill	110,428	111,361
Intangible assets, net	38,017	42,452
Right-of-use assets	813	1,129
Deferred commissions, net of current portion	3,189	3,072
Deposits and other assets	261	172
Total assets	$172,634	$183,481
Liabilities
Current liabilities
Debt, net of debt issuance costs	$103,625	$103,560
Lease liability, current	498	569
Accounts payable	4,466	1,437
Accrued expenses	14,053	15,369
Payable to related party	1,063	—
Deferred revenue	21,773	27,542
Total current liabilities	145,478	148,477
Lease liability, non current	349	594
Deferred tax liability	7,020	7,186
Total liabilities	152,847	156,257
Stockholders' Equity
Common stock: $.001 par value: 100 shares issued and outstanding	—	—
Paid in capital	187,308	187,308
Accumulated deficit	(171,490)	(165,749)
Accumulated other comprehensive income	3,969	5,665
Total stockholders' equity	19,787	27,224
Total liabilities and stockholders’ equity	$172,634	$183,481

See notes to the unaudited condensed consolidated financial statements.

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(EXPRESSED IN 000'S OF U.S. DOLLARS)

Six months ended July 31, 2026 and July 31, 2025

	2026	2025
Revenue
Subscription and support - recurring	$28,684	$31,753
Professional services and other - non-recurring	2,575	4,100
Total revenue	31,259	35,853
Cost of revenue	11,802	12,246
Gross profit	19,457	23,607
Operating expenses
Compensation and benefits	10,939	12,984
Research and development	1,871	2,049
Marketing	673	453
Depreciation and amortization	3,617	3,452
General and administrative	2,272	4,195
Total operating expenses	19,372	23,133
Income from operations	85	474
Other expense
Other income (expense), net	767	(3,312)
Interest expense	(5,005)	(9,201)
Total other expense, net	(4,238)	(12,513)
Loss before income taxes	(4,153)	(12,039)
Income tax expense	(1,588)	(740)
Net loss	$(5,741)	$(12,779)
Other comprehensive income (loss)
Foreign currency translation adjustments	(1,696)	6,138
Total comprehensive loss	$(7,437)	$(6,641)

See notes to the unaudited condensed consolidated financial statements.

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(EXPRESSED IN 000'S OF U.S. DOLLARS, EXCEPT SHARE DATA)

Six months ended July 31, 2026 and July 31, 2025

	Common	Common	Paid in	Accumulated	Accumulated Other
	Shares	Stock	Capital	Deficit	Comprehensive Income (Loss)	Total
Balance at January 31, 2025	100	$—	$135,117	$(142,542)	$(3,112)	$(10,537)
Employee stock-based compensation	—	—	525	—	—	525
Net loss	—	—	—	(12,779)	—	(12,779)
Foreign currency translation	—	—	—	—	6,138	6,138
Balance at July 31, 2025	100	$—	$135,642	$(155,321)	$3,026	$(16,653)
Balance at January 31, 2026	100	—	187,308	(165,749)	5,665	27,224
Net loss	—	—	—	(5,741)	—	(5,741)
Foreign currency translation	—	—	—	—	(1,696)	(1,696)
Balance at July 31, 2026	100	$—	$187,308	$(171,490)	$3,969	$19,787

See notes to the unaudited condensed consolidated financial statements.

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(EXPRESSED IN 000'S OF U.S. DOLLARS, EXCEPT SHARE DATA)

Six months ended July 31, 2026 and July 31, 2025

	2026	2025
Cash flows from operating activities
Net loss	$(5,741)	$(12,779)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Provision for expected credit losses	4	261
Depreciation and amortization	5,119	5,088
Amortization of debt discount	65	271
Non-cash lease expense	316	251
Employee stock-based compensation	—	525
Paid-in-kind capitalized interest	—	2,236
Net changes in operating assets and liabilities:
Accounts receivable	4,298	5,483
Deferred commissions	(247)	(46)
Prepaid expenses and other current assets	140	(1,426)
Deposits	(89)	42
Accounts payable	3,029	(715)
Accrued expenses	(1,316)	4,402
Payables to related party	1,063
Deferred revenue	(5,769)	(4,752)
Lease liabilities	(316)	(248)
Net cash provided by (used in) operating activities	556	(1,407)
Cash flows from investing activities
Capital expenditures	(749)	(113)
Capitalized software development	(45)	(570)
Net cash used in investing activities	(794)	(683)
Effect of exchange rates on changes in cash	(446)	2,153
Net (decrease) increase in cash	(684)	63
Cash - beginning balance	7,545	7,280
Cash - ending balance	$6,861	$7,343
Supplemental disclosure of cash flow data:
Cash paid for interest	$—	$6,409
Cash paid for income taxes	$382	$202
Noncash investing and financing activities
Initial recognition of right of use assets and liability, arising from new leases during the year	$—	$515

See notes to the unaudited condensed consolidated financial statements.

1.
General information

Crownpeak Intermediate Holdings, Inc., a Delaware corporation, (the “Company”) is the holding parent company for the following subsidiaries: Crownpeak Technology, Inc., a wholly-owned Delaware corporation, (“Crownpeak”), Magus Research Limited, a wholly-owned private United Kingdom company, Evidon, Inc., a wholly-owned Delaware corporation, e-Spirit Inc., a wholly- owned Delaware corporation, Crownpeak Technology GmbH (formerly e-Spirit GmbH), a wholly- owned private German company, Ilumino, LLC, a wholly-owned Ohio corporation, Aegean Bidco Ltd., a wholly-owned private United Kingdom company that is a holding parent company for the following subsidiaries: Attraqt Group PLC, a wholly-owned private United Kingdom company, Attraqt Limited, a wholly-owned private United Kingdom company, Attraqt Inc., a wholly-owned Delaware corporation, Early Birds SAS, a wholly-owned private France company, Fredhopper B.V., a wholly-owned private Netherlands company, Spring Technologies EOOD, a wholly-owned private Bulgaria company, Fredhopper (Australia) Pty Ltd., a wholly-owned private Australia company, Fredhopper GmbH, a wholly-owned private Germany company and Fredhopper Sarl, a wholly- owned private France company. The Company offers the leading cloud-based Digital Experience Management and Digital Quality Management platforms, creating a unique market leader in the space. The Company is headquartered in London, United Kingdom with additional offices in Dortmund, Germany; Paris, France and Amsterdam, Netherlands.

Crownpeak was founded in 2001 and is the only cloud-first Digital Experience Management (DXM) platform with a native Digital Quality Management (DQM) offering operating as a Software as a Service (“SaaS”) platform. Crownpeak is the only enterprise DXM platform purpose-built to scale efficiently with customers as they grow, simplifying the deployment, management and adherence to regulatory/policy compliance of global sites by any size team, across all digital touchpoints (e.g., desktop websites, mobile, social media). As the web content “system of record” for a diverse set of multi-billion-dollar global enterprises, the Crownpeak platform is deeply embedded in the underlying operations of its customers which, when coupled with multi-year contractual obligations, allows Crownpeak to derive highly visible and stable recurring revenue streams.

Prior to December 1, 2025, the Company was a subsidiary of CrownPeak Technology Holdings,LLC, which is a wholly-owned subsidiary of K1 Investment Management (K1). K1 is a California based private equity firm.

On December 1, 2025, the Company was acquired by Rezolve AI PLC (“Rezolve” or the “Parent Company”), pursuant to a purchase agreement entered into by the parties. The purchase price for the acquisition was $81.0 million. The consideration under the purchase agreement was composed of the following: (i) a promissory note in the initial principal amount of $50,000,000, made up of a $20,000,000 tranche and a $30,000,000 tranche; and (ii) 11,127,780 ordinary shares with an approximate value of $31.0 million based on an issuance price of $2.79 per ordinary share.

These unaudited condensed consolidated financial statements of the Company as of July 31, 2026 and January 31, 2026 and for the six months ended July 31, 2026 and 2025, are comprised of the Company and its subsidiaries (together referred to as the "Group").

2.
Liquidity

Pursuant to ASC 205-40, Presentation of Financial Statements—Going Concern (“ASC 205-40”), management must evaluate whether there are conditions and events, considered in aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that these Condensed Consolidated Financial Statements are issued. In accordance with ASC 205-40, management’s analysis can only include the potential mitigating impact of management’s plans that have not been fully implemented as of the issuance date if (a) it is probable that management’s plans will be effectively implemented on a timely basis, and (b) it is probable that the plans, when implemented, will alleviate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s Condensed Consolidated Financial Statements have been prepared under the assumption that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business for the foreseeable future.

As of July 31, 2026, the Company had an accumulated deficit of $171.5 million. For the six months ended July 31, 2026, the Company incurred a net loss of $5.7 million. As of July 31, 2026, cash and cash equivalents totaled $6.8 million, a decrease of $0.7 million from $7.5 million at January 31, 2026 The Company's primary sources of cash for these activities have been debt and equity financings. These conditions and events raise substantial doubt about the Company’s ability to continue as a going concern for a least one year from the date these consolidated financial statements are issued.

Management's plans to alleviate the substantial doubt about the Company’s ability to continue as a going concern, as described above, includes the following actions to be taken by the Parent Company and the Company:

•
implement the Company's strategy focused on cost savings and operating efficiencies;
•
engage in negotiations with lenders to refinance the Company’s existing short-term debt obligations
•
utilize the Company's existing registered at-the-market equity program, which provides substantial available capacity and the ability to raise capital in a flexible and efficient manner;
•
and continue to raise capital through debt and equity financings. The Company has historically been able to raise capital to support its operations; there can be no assurance that such efforts will be successful, however management believes it to be probable.

3. Basis of presentation

Presentation

The condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information. Accordingly, these unaudited condensed consolidated financial statements do not include all of the information and footnotes required by US GAAP for complete financial statements. These unaudited condensed consolidated financial statements include all adjustments necessary to fairly state the financial position and the results of the Company's operations and cash flows for interim periods in accordance with US GAAP. The results for any interim period are not necessarily indicative of the results that may be expected for the year ended January 31, 2027 or for any future period.

4. Significant accounting policies

The condensed interim consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of financial statements in conformity with GAAP requires the use of certain accounting estimates. It also requires Management to exercise its judgment in the process of applying the Group’s accounting policies. The Group’s most significant estimates relate to impairment evaluations of intangible assets and goodwill, accounts receivable allowance for credit losses, as well as, the valuation of deferred tax assets and the related valuation allowance.

The accompanying financial statements have been prepared on the historical cost basis of accounting and do not reflect the application of pushdown accounting related to the acquisition (see Note 1) in accordance with ASC 805, Business Combinations.

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

Subsidiaries and Principles of Consolidation

Subsidiaries are all entities over which the Group has control. Subsidiaries are consolidated from the date on which control is transferred to the Group until the date on which control ceases. The accounts of subsidiaries are prepared for the same reporting period as the parent entity, using consistent accounting policies. Inter-company transactions and balances between Group companies are eliminated in consolidation.

Foreign Currency Translation

The Company’s foreign subsidiaries utilize functional currencies other than U.S. dollars. Assets and liabilities recorded for entities using other functional currencies are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenues and expenses are translated at the average rates of exchange prevailing over the period. Translation adjustments resulting from these processes are charged to or credited to other comprehensive income (loss).

Cash

Cash includes cash on hand and deposits held available on demand with financial institutions. The Company continually monitors its cash positions with, and the credit quality of, the financial institutions with which it invests. Periodically during the periods, the Company maintained balances in various operating accounts in excess of insured limits.

Accounts Receivable, Net

Accounts receivable are recorded at the invoiced amount, do not include interest and the Company generally does not require collateral. On a quarterly basis the Company reviews accounts for collectability and establishes an allowance for probable credit losses. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in current credit risk rating, collection pattern of customers, as well as for changes in economic environmental conditions. The Company writes off accounts against the allowance once all efforts at collection have been exhausted.

The following table presents the activity in the allowance for credit losses for the six months ended July 31, 2026 and 2025:

Beginning balance as of February 1, 2025	$888
Current-period provision for expected credit losses	261
Write-offs charged against the allowance	(224)
Recoveries of amounts collected	—
Ending balance as of July 31, 2025	$925
Beginning balance as of February 1, 2026	$568
Current-period provision for expected credit losses	4
Write-offs charged against the allowance	(188)
Recoveries of amounts collected	—
Ending balance as of July 31, 2026	$384

Capitalized Software Development Costs

The Company develops internal-use software as required to support its operations. Costs incurred to develop internal-use software during the application development stage are capitalized and reported at cost, subject to an impairment test. Application development stage costs generally include costs associated with software configuration, coding, installation and testing. Costs of significant upgrades and enhancements that result in additional functionality are also capitalized whereas costs incurred for maintenance and minor upgrades and enhancements are expensed as incurred. Capitalized costs are amortized using the straight-line method over three years. The Company assesses the potential impairment of capitalized internal- use software whenever events or changes in circumstances indicate that the carrying value of the internal-use software may not be recoverable. As of July 31, 2026 and January 31, 2026, the Company had capitalized internal-use software costs totaling $3.0 million and $3.4 million (net of accumulated amortization of $3.2 million and $2.4 million), respectively.

Fixed Assets, Net

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives:

Computer and similar equipment	3 years
Furniture and fixtures	3-5 years
Software and licenses	3 years

Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the asset or the lease term.

Goodwill

The Company’s goodwill was recorded as a result of business combinations using the acquisition method of accounting. The Company does not amortize goodwill but tests it at least annually for recoverability. As of January 31, 2026, no impairment of goodwill was recorded. For the six months ended July 31, 2026 and 2025, no impairment of goodwill was recorded.

Intangible Assets, Net

Intangible assets are stated at cost, less accumulated amortization. Amortization is computed using the straight-line method over the following estimated useful lives:

Developed technology	6-11 years
Customer relationships	11-15 years
Non-compete agreements	2-3 years
Trade names	5-6 years

Customer relationships amortization is computed over the term of expected cash flows. As the cash flows are consistent period-to-period due to the subscription nature of the services, management determined amortization of the customer relationship intangible assets using the straight-line method would approximate the cash flow approach.

The Company evaluates the recoverability of its intangible assets, if circumstances indicate impairment may have occurred. During the six months ended July 31, 2026 and 2025, there was no impairment of intangible assets recorded.

Long-lived Assets

Management reviews long-lived assets for impairment whenever changes in events or circumstances indicate the assets may be impaired. Pursuant to ASC 360, an impairment loss is to be recorded when the net book value of the asset exceeds the undiscounted cash flows expected to be generated by the asset.

If the asset is determined to be impaired, the asset is written down to its net realizable value and the loss is recognized in other income (expense) in the period when the determination is made. For the six months ended July 31, 2026 and 2025, there was no impairment of long-lived assets recorded.

Revenue, Contract Assets and Contract Liabilities

The Company recognizes revenue in accordance with FASB ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASC 606"), revenue recognition guidance which requires the Company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. To do this, the Company applies the five-step model in the FASB’s guidance, which requires the Company to: (i) identify the contract with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when, or as, the Company satisfies a performance obligation. In addition, the Company elected to apply certain of the permitted practical expedients within the revenue recognition guidance and make certain accounting policy elections including those related to significant financing components and sales taxes. The Company elected the portfolio practical expedient as it expects that revenue recognition would not differ materially from recognition of individual contracts. The Company will continue to use judgment on a go forward basis and if any of its contracts should materially change, the Company will reassess whether a portfolio approach is appropriate. Refer to Note 5 for a detailed discussion of accounting policies related to revenue recognition, including contract liabilities and contract assets.

Research and Development Costs

Research and development costs, which include costs incurred to develop internal-use software that do not meet the criteria under ASC 350 to be capitalized, are charged to expense as incurred.

Marketing Costs

The Company expenses the costs of marketing, including advertising and promotional expenses, as incurred.

Other Comprehensive Income (Loss)

The Company utilizes FASB ASC Topic No. 220, “Reporting Comprehensive Income” (“ASC 220”). ASC 220 establishes standards for reporting other comprehensive income (loss) and its components within a financial statement. Other comprehensive income, as defined, includes all changes in equity during a period from non-owner sources. The Company records foreign currency translation adjustments through other comprehensive income (loss).

Income Taxes

The Company accounts for income taxes under FASB ASC Topic No. 740, “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been included within the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each period end and for net operating loss and tax credit carryforwards based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized within an entity’s financial statements and prescribes a recognition and measurement of tax position taken or expected to be taken in a tax return. ASC 740 provides guidance on derecognition of tax benefits, classification in the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. The Company has determined that there are no significant unrecognized tax benefits that would affect the effective tax rate.

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Group recognizes deferred tax assets and liabilities based on the Group’s current understanding of tax laws as applied to the Group’s circumstances. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits as income tax expense.

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740), which introduces additional disclosure requirements for the relevant income tax disclosures. The additional disclosures require an entity to disclose income taxes paid by jurisdiction. The amendments should be applied prospectively. This ASU is effective for annual reporting periods beginning after December 15, 2025. Early adoption is permitted. The Company has adopted ASU 2023-09 on February 1, 2026 and the impact of adoption was not significant to the financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires entities to provide additional qualitative and quantitative disclosures about certain expenses included in expense captions presented on the face of the income statement. The guidance is intended to improve transparency regarding the nature of operating expenses. This ASU is effective for annual reporting periods beginning after December 15, 2026. Early adoption is permitted. The Company is currently evaluating the impact that adoption of this ASU will have on its consolidated financial statements.

In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, which clarifies the effective date guidance related to ASU 2024-03 and the required interim-period disclosures for expense disaggregation reporting. This ASU is effective for annual reporting periods beginning after December 15, 2026. Early adoption is permitted. The Company is currently evaluating the impact that adoption of this ASU will have on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets for Private Companies and Certain Not-for-Profit Entities, which simplifies the estimation of expected credit losses for in-scope accounts receivable and contract assets. The amendments are intended to reduce the cost and complexity associated with applying the current expected credit loss (CECL) model for private companies. This ASU is effective for annual reporting periods beginning after December 15, 2025. Early adoption is permitted. The Company has adopted ASU 2025-05 on February 1, 2026 and the impact of adoption was not significant to the financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40), which amends the guidance in ASC 350-40 related to the accounting for internal-use software costs. The objective of this update is to modernize the accounting for software development costs to better align with current software development practices, including agile and iterative development methodologies. The amendments remove the requirement to evaluate software development costs by project stage and instead introduce a principles-based capitalization model. Under the updated guidance, an entity will begin capitalizing internal-use software costs when (i) management authorizes and commits to funding the software project and (ii) it is probable that the project will be completed and the software will be used to perform its intended function (the “probable-to-complete” threshold). The amendments in ASU 2025-06 are effective for fiscal years beginning after December 15, 2027. The Company is currently evaluating the impact that adoption of this ASU will have on its consolidated financial statements.

In December 2025, the Financial Accounting Standards Board (the “FASB”) issued ASU 2025‑11, Interim Reporting (Topic 270): Narrow‑Scope Improvements. The amendments clarify the applicability, content, and disclosure requirements for interim financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP). The objective of ASU 2025‑11 is to improve the clarity and navigability of Topic 270 by consolidating existing interim reporting guidance, specifying required disclosures, and establishing a principle that entities disclose events and changes occurring after the most recent annual reporting period that have a material impact on the entity. ASU 2025‑11 is effective for interim periods within annual periods beginning after December 15, 2028, with early adoption permitted. The Company is evaluating the impact on the Company’s interim reporting and disclosures.

5.
Revenue, Deferred Revenue and Deferred Commissions

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606. The core principle of ASC 606 is to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled to in exchange for those goods or services. This principle is achieved by applying the following five-step approach:

(i)
Identification of the contract, or contracts, with a customer – A contract with a customer typically exists when the Company enters into an enforceable contract with a customer for the Company’s SaaS hosted services, related support services or professional services.
(ii)
Identification of the performance obligations in the contracts – Performance obligations are typically (1) access to the Company’s SaaS hosted services and SaaS service subscriptions (2) implementation services and (3) professional services.
(iii)
Determination of the transaction price – The transaction price is determined based on the consideration expected to be received in exchange for its performance obligations to the customer. Contracts generally contain fixed consideration.
(iv)
Allocation of the transaction price to the performance obligations in the contract – Typically, the Company enters into contracts that include SaaS hosted services (and related service subscriptions), which also include implementation services. These contracts contain multiple performance obligations and require an allocation of the transaction price to each based on their relative standalone selling prices (“SSP”). In some cases, such as with usage-based advertising services, the transaction price is determined based on monthly usage (e.g., impressions) and allocated to the related performance obligation accordingly.
(v)
Recognition of revenue when, or as, performance obligations are satisfied – Revenue is recognized as the Company satisfies performance obligations. Performance obligations for the Company’s SaaS hosted services and SaaS subscription services are satisfied over the contract term. The performance obligations for implementation services and professional services are satisfied over the period the services are performed. Accordingly, revenue for these services is recognized over time. The Company also provides usage-based advertising services which are billed on a monthly basis with typical payment terms of 30 days. The Company recognizes this revenue at a point in time based upon impressions that were made during the month. This revenue is included as part of professional services revenue.

The Company also sells an on-premise product under perpetual licenses along with maintenance and support, principally in the German market. Revenue from perpetual licenses is recognized upon delivery of the license and maintenance and support is recognized ratably over the maintenance and support period. In the statement of operations license revenue is included within Professional services and other- nonrecurring and the maintenance and support is included within Subscription and support-recurring.

The Company invoices customers based upon the terms of the agreement. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue.

Point in time and over time revenue recognition

Total revenue recognized was as follows for the six months ended July 31:

	2026	2025
Subscription – over time	$28,684	$31,753
Professional services and others –over time	1,648	2,914
Advertising services – point in time	799	931
Licensing revenue – point in time	128	255
Total revenue	$31,259	$35,853

Payment Terms and Right of Return

Payment terms are negotiated individually with the customers and invoices are generally due within 30 days, as such there is not a significant financing component in the contracts with customers. The Company does not offer rights of return or discounts in the normal course of business.

Incremental Costs of a Contract

The Company has determined they have incremental costs of a contract for commission plans with employees. The commission plans include base commissions, quota achievement bonuses, new logo bonuses, multi-year contract bonuses and quarterly earned incentives. Commissions incurred as part of obtaining initial contracts are capitalized in accordance with ASC 340-40 “Other Assets and Deferred Costs” as contract assets and are amortized over an average customer life of 5 years. Such capitalization and amortization are applied on a portfolio basis as the portfolio approach would not be materially different than if such costs were accounted for on an individual contract basis.

Contract Liabilities

Contract liabilities are recorded when cash payments are received or invoices issued in accordance with the contract in advance of performance. The current portion of contract liabilities represents the amounts that are expected to be recognized as revenue within one year of the consolidated balance sheet date.

Opening Balances

The opening balances of contract assets and liabilities, both current and noncurrent, as of February 1, 2025 are as follows:

Accounts Receivable	$12,132
Deferred Commissions	5,182
Deferred Revenue	29,661

Revenue recognized during the six months ended July 31, 2026 that was included in deferred revenue as of January 31, 2026 was $16.8 million. Revenue recognized during the six months ended July 31, 2025 that was included in deferred revenue as of January 31, 2025 was $20.4 million.

6.
Concentration of credit risk

Cash

Cash is subject to credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the consolidated balance sheets. Management monitors its exposure to credit risk on an ongoing basis. Concentration of credit risk exists at times when cash balances exceed federal insurance limits.

Customer Concentration

As of and for the six months ended July 31, 2026 and 2025, no customer represented more than 10% of total accounts receivable and no customer represented more than 10% of total revenues.

7.
Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following as of:

	July 31, 2026	January 31, 2026
Prepaid expenses	$1,384	$1,163
Other current assets	568	929
Prepaid expenses and other current assets	$1,952	$2,092

8.
Fixed Assets

Fixed assets consisted of the following as of:

	July 31, 2026	January 31, 2026
Computers and similar equipment	$1,283	$1,283
Furniture and fixtures	253	253
Leasehold improvements	244	244
Total	$1,780	$1,780
Accumulated depreciation	(1,652)	(1,635)
Fixed assets, net	$128	$145

Depreciation expense for the six months ended July 31, 2026 and 2025 was $0.1 million and $0.1 million, respectively.

9.
Goodwill

The following table reflects goodwill and changes to goodwill as of July 31, 2026 and January 31, 2026:

Balance as of January 31, 2026	$111,361
Foreign currency translation adjustment	(933)
Balance as of July 31, 2026	$110,428

10.
Intangible Assets, net

Intangible assets consisted of the following as of July 31, 2026:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$66,256	$(40,292)	$25,964
Developed technology	28,818	(16,861)	11,957
Trade names	3,130	(3,043)	87
R&D	821	(821)	—
Non-compete agreements	184	(175)	9
Intangible assets, net	$99,209	$(61,192)	$38,017

Intangible assets consisted of the following as of January 31, 2026:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$66,695	$(37,408)	$29,287
Developed technology	29,066	(16,013)	13,053
Trade names	3,146	(3,042)	104
R&D	821	(821)	—
Non-compete agreements	185	(177)	8
Intangible assets, net	$99,913	$(57,461)	$42,452

Amortization expense for the six months ended July 31, 2026 and 2025 was $4.1 million and $4.2 million, respectively (including $0.9 million and $1.1 million, respectively, recorded as part of cost of revenue).

As of July 31, 2026, amortization expense for future periods for the intangible assets will be as follows for the years ended January 31:

2027	$3,937
2028	7,258
2029	5,750
2030	5,750
2031	5,716
Thereafter	9,606
Total	$38,017

11.
Debt

Credit Agreement

On February 28, 2019, the Company entered into a new agreement (the “Credit Agreement”) with Monroe Capital Management Advisors, LLC (“Monroe Capital”). This resulted in a new $60.0 million Term Loan (the “Initial Term Loan”). Proceeds were used to pay off the $40.4 million PNC Initial Term Loan and Amendments, and related accrued interest of $0.3 million, pay loan origination costs of $1.6 million, distribute $13.6 million back to K1 Investment Management, and add $4.0 million to the Company’s cash accounts. Debt issuance costs of $1.6 million were capitalized and are being amortized over the life of the Credit Agreement.

The $60.0 million Term Loan under the Credit Agreement is secured by substantially all the assets of the Company. Term Loan bears interest payable monthly with a variable interest rate per annum equal to SOFR Rate margin plus the greater of (i) SOFR Rate or (ii) 1.0%. The SOFR Rate margin is based on a recurring revenue leverage ratio calculation as defined in the Credit Agreement. As of July 31, 2026 and January 31, 2026, the interest rate was 12% and 12%, respectively.

The loan agreement specifies certain financial covenants that the Company must comply with. As of July 31, 2026, the Company was in compliance with these covenants.

The Company signed an amendment agreement (Amendment #4) with Monroe Capital on September 27, 2022 to increase the Term Loan from $60.0 million to $80 million and to increase the revolving line of credit from $2.5 to $7.5 million. The amendment also added a Second Delayed Draw Term Loan to the available credit facilities of $50.0 million to finance future acquisitions if drawn down before March 27, 2023. Additionally, the maturity date for all debt facilities was extended to February 28, 2025.

On April 26, 2024, the Company signed an amendment agreement (Amendment #7) to its credit agreement. As a result of this amendment, the Company made an election to change the basis for loan compliance to EBITDA instead of based on revenues. Additionally, the maturity date of the loan was extended to November 30, 2025 and the Company has agreed to pay an exit fee of $1,029, which was due on the loan's maturity date of November 30, 2025. For the period ended July 31, 2026 and 2025, the Company recognized $0 and $323 in expense related to this exit fee.

On August 4, 2024, the Company signed an amendment agreement (Amendment #8) with Monroe Capital. As a result of this amendment, repayments of principal for the Term Loan and Delayed Draw Term Loan are no longer required each quarter and interest payments may be treated as Paid in Kind for the period August 1, 2024 to May 1, 2025. In lieu of payments, this amount will be accrued and added to principal outstanding and the interest rate will be increased by 1.00% for the related period. Paid in Kind interest amounted to $2.2 million for the six months ended July 31, 2025 and nil for six months ended July 31, 2026.

On August 4, 2025, the Company signed an amendment agreement (Amendment #9) with Monroe Capital. As a result of this amendment, the maturity date of the loan was extended to May 30, 2026, and the Company has agreed to pay an exit fee of $729, which was due on the loan's maturity date of May 30, 2026. For the period ended July 31, 2026, the Company recognized $0.1 million in expense related to this exit fee.

The Company’s term debt is due in full upon maturity. The outstanding balance of all term debt (net of unamortized debt issuance costs of $0.1 million and $0.1 million) was $103.6 million and $103.6 million as of July 31, 2026 and January 31, 2026, respectively.

Line of Credit

There is an available $7.5 million Revolving Credit line under the amendment to the Credit Agreement (the “Revolver”). The Revolver bears interest payable monthly with a variable interest rate per annum equal to the SOFR Rate Margin plus the greater of (i) SOFR Rate or (ii) 1.0%. On December 1, 2025, the Company entered into an amended and restated credit agreement with Monroe Capital. In connection with the Company’s acquisition (as discussed in Note 1), Rezolve repaid $7.5 million of the line of credit. As of July 31, 2026 the Company was compliant with all covenants set forth in the Credit Agreement.

Amended and Restated Credit Agreement

On December 1, 2025, the Company entered into an amended and restated credit agreement with Monroe Capital. In connection with the Company’s acquisition (as discussed in Note 1), Rezolve repaid $7.5 million of the line of credit and $42.5 million of the outstanding term loans and related accrued interest.

In addition, accrued exit fees and paid-in-kind capital interest were capitalized and added to the principal balance of the loan. After giving effect to these transactions, $103.7 million of term loans remained outstanding under this agreement, after the acquisition by Rezolve.

The term loans mature on December 31, 2026 and bear interest at a rate per annum equal to Term Secured Overnight Financing Rate (“Term SOFR”) plus an applicable margin of 5.50% per annum. Upon the occurrence of certain events of default, an additional default interest of 2.00% per annum applies.

The term loans have financial maintenance covenants, including a maximum consolidated leverage ratio for Crownpeak and its subsidiaries, tested monthly and quarterly, and a requirement that Rezolve maintain minimum liquidity of at least $10 million at all times. The amendment and restated credit agreement (“A&R Credit Agreement”) also provides an equity cure right permitting specified equity contributions to cure non-compliance with the financial maintenance covenants, subject to customary limitations and conditions. As of July 31, 2026, the Company was compliant with all covenants.

This amendment and restated credit agreement was evaluated and determined to constitute a troubled debt restructuring.

Prior to the Company’s acquisition (as discussed in Note 1), the Company experienced financial difficulties, including liquidity constraints, covenant violations and recurring losses, which impaired its ability to meet the original terms of the debt. Accordingly, the Company and Monroe Capital renegotiated the terms of the debt to avoid a potential default.

Under the revised agreement, the lender granted concessions to the Company, including the following:

a)
Reduction of the interest rate; and
b)
Extension of the maturity date to December 31, 2026.

The restructuring was accounted for as a troubled debt restructuring as of December 1, 2025.

The Company determined that the total future undiscounted cash flows under the modified terms exceeded the carrying amount of the debt; therefore, no gain on restructuring was recognized.

As of July 31, 2026, all outstanding debt under this agreement totaling $103.7 million and accrued interest of $2.5 million is scheduled to mature on December 31, 2026.

12.
Leases

The Company follows the lease accounting guidance under ASC 842. Topic 842 requires lessees to recognize a right–of–use asset and a corresponding lease liability for most leases. The Company is the lessee in all current lease agreements. As permitted under the new guidance, management elected to utilize and apply the package of practical expedients to leases that commenced before the effective date of adopting ASC 842:

•
No need to reassess whether any expired or existing contracts are or contain leases
•
No need to reassess the lease classification for any expired or existing leases
•
No need to reassess initial direct costs for any existing leases

The Company has also elected the private company alternative to use the U.S. risk-free interest rate in determining the present value of lease payments when the incremental borrowing rate is not known. The lease term for all of its leases includes the non-cancellable period of the lease plus any additional periods covered by either an option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor.

The Company leases its Dortmund, Sofia and London offices under operating lease agreements that are renewable on a periodic basis at both the Company’s option as well as the lessor. Rent expense under operating leases is recognized on a straight-line basis over the noncancelable lease term, taking into consideration any scheduled rent escalations and incentives. The Company did not have any finance leases as of July 31, 2026 and January 31, 2026.

The following is a schedule by years of future minimum rental commitments for operating leases that have an initial or remaining non-cancelable lease term in excess of one year (net of sublease payments) as of July 31, 2026, for the years ended January 31:

2027	$280
2028	375
2029	240
Total lease payments	$895
Less: imputed interest	(48)
Present value of lease liability	$847

The rent expense associated with ongoing operating leases was $0.3 million and $0.5 million for the six months ended July 31, 2026 and 2025, respectively. Cash paid related to operating lease rent payments for the six months ended July 31, 2026 and 2025 totaled $0.3 million and $0.3 million, respectively. The balance sheet classification, weighted average remaining lease term, and weighted average discount rate related to operating leases under ASC 842 as of July 31, 2026 and January 31, 2026, were:

	July 31, 2026	January 31, 2026
ROU lease asset	$813	$1,129
Lease liability:
Current lease liability	498	569
Long-term lease liability	349	594
Total lease liability	$847	$1,163
Weighted average remaining lease term (years)	1.19	2.32
Weighted average discount rate	4.27%	4.29%

13.
Accrued expenses

Accrued expenses consisted of the following as of July 31, 2026 and January 31, 2026

	July 31, 2026	January 31, 2026
Accrued expenses	$9,265	$9,250
Accrued compensation	2,178	3,017
Accrued interest	2,429	1,555
Sales tax payable	181	1,547
Total	$14,053	$15,369

14.
Employee retirement plans

Crownpeak 401(k) Plan

Crownpeak established a 401(k) plan (the “401k Plan”) covering all eligible employees, as defined in the 401k Plan agreement. The assets of the 401k Plan are held separately from those of Crownpeak in an independently administered fund. For the six months ended July 31, 2026 and 2025, Crownpeak made contributions of $0.1 million and $0.1 million, respectively, to the 401k Plan.

Magus Pension Plan

Magus operates a defined contribution pension plan (the “Pension Plan”) covering all eligible employees, as defined in the Pension Plan agreement. The assets of the Pension Plan are held separately from those of Magus in an independently administered fund. For the six months ended July 31, 2026 and 2025, Magus made contributions of $0.03 million and $0.05 million, respectively, to the Pension Plan.

Attraqt Pension Plan

Attraqt operates a defined contribution pension plan (the “Attraqt Pension Plan”) covering all eligible employees, as defined in the Attraqt Pension Plan agreement. The assets of the Attraqt Pension Plan are held separately from those of Attraqt in an independently administered fund. For the six months ended July 31, 2026 and 2025, Attraqt made contributions of $0.1 million and $0.2 million, respectively, to the Attraqt Pension Plan.

15.
Stockholders'equity (deficit)

As of July 31, 2026 and January 31, 2026 the authorized, issued and outstanding capital stock of the Company consisted of 100 shares of common stock with a $0.001 par value.

Prior to the acquisition, the Company’s primary stockholder waived $1.5 million of previously accrued management fees. In accordance with U.S. GAAP, this transaction was accounted for as a capital contribution.

As discussed in Note 1, Rezolve repaid $50 million of the Company’s outstanding debt at the date of acquisition. This repayment was accounted for as a capital contribution.

Additionally, Rezolve contributed additional capital of $0.6 million to repay certain long-outstanding vendor liabilities of the Company.

16.
Stock based compensation

Management Incentive Unit Plan

In 2015, the Board approved the authorization to grant incentive units to employees through the Crownpeak Holdings, LLC 2015 Incentive Unit Plan (the “2015 Plan”). The purpose of the 2015 Plan is to incentivize certain officers, employees, managers, consultants and advisers (“2015 Plan Participants”) of the Company to promote the growth and success of the Company and its affiliates by granting, or offering opportunities to acquire, incentive units of the Company. The availability and offering of Incentive Units under the Plan are intended to enhance the Company’s and its subsidiaries’ ability to attract and retain high-caliber managerial talent, whose contributions are critical to the Company’s sustained growth, progress, and profitability.

Incentive units represent a non–voting interest in the Company and are subordinate to all common units.

Incentive unitholders are entitled to distributions from the Company after the cumulative distributions to unitholders of other specified classes of units have exceeded the participant threshold. The 2015 Plan entitles participants to participate in distributions, once the performance conditions are met or time has passed for time-based units. Granted management incentive units are generally 50% time-based and 50% performance-based vesting. The time-based management incentive units generally become vested 25% at a one-year cliff and then quarterly over four years of continued employment and expire in ten years. The performance-based management incentive units generally become vested when the Company’s majority unitholder achieves a total equity return multiple, generally a multiple of two.

No compensation expense has been recognized for the six months ended July 31, 2026 and 2025 as the amounts were not significant.

Unit Option Plan

In 2023, the Board approved the authorization to grant incentive units options to employees through the CrownPeak Holdings, LLC 2023 Incentive Unit Option Plan (the “2023 Plan”). The purpose of the 2023 Plan is to incentivize certain officers, employees, managers, consultants and advisers (“2023 Plan Participants”) of the Company to promote the growth and success of the Company and its affiliates by granting, or offering opportunities to acquire, option units of the Company.

Granted option units can be 50% time-based and 50% performance-based vesting, 100% time-based vesting and 100% performance-based vesting. The time-based option units become vested 25% at a one-year cliff and then quarterly over four years of continued employment and expire in ten years. The performance-based option units become vested when the Company’s majority unitholder achieves a total equity return multiple of two and expire in ten years.

For the six months ended July 31, 2025 total compensation expense related to the 2023 Plan was $525.

In connection with the acquisition by Rezolve on December 1, 2025 (discussed in Note 1), the Company ceased participation in the Management Incentive Unit Plan and the Unit Option Plan effective as of acquisition date, as the Company was no longer a subsidiary of Crownpeak Holdings, LLC.

Stock compensation expense and related liabilities associated with these plans were recognized through the acquisition date only. No compensation expense or related liability associated with these plans has been recognized in the accompanying consolidated financial statements subsequent to the acquisition date.

17.
Commitments and contingencies

Service Commitment

In March 2025, the Company entered into an agreement with Amazon Web Services to purchase eligible services and offerings from Amazon Web Services with a commitment to spend $43.0 million over the next five years. The Company’s remaining minimum commitment as of July 31, 2026 for the years ending January 31 are as follows:

2027	$3,821
2028	8,191
2029	8,892
2030	9,333
2031	1,567
$31,804

As of January 31, 2026, the Company determined that it would not be able to satisfy the minimum commitment through purchases of services for the first contract year under this agreement. As a result, the Company recorded a $1.9 million accrual for the shortfall which is included in accrued expenses in the consolidated balance sheet. No shortfall has been recorded for the six month period ended July 31, 2026

Legal Claims

The Group has contingent liabilities associated with legal claims arising in the ordinary course of business. In the ordinary course of conducting its business, the Company, from time to time, may become involved in various lawsuits. Some of these proceedings may result in judgments being assessed against the Company which may have an impact on net loss. The Company does not believe that these proceedings, individually or in aggregate, are material to its business or financial condition.

18.
Related party transactions

Prior to December 1, 2025 (date of acquisition, as discussed in Note 1), K1 provided consulting services to the Group in accordance with a Consulting Agreement effective November 23, 2015. The Company also reimbursed K1 and/or its affiliates for their reasonable out-of-pocket expenses incurred in connection with the provision of services. Consulting fees and reasonable out-of-pocket expenses were Nil and $0.5 million for the six months period ended July 31, 2026 and 2025, respectively.

As discussed in Note 15, K1 waived $1.5 million of previously accrued management fees. In accordance with U.S. GAAP, this transaction was accounted for as a capital contribution as of January 31, 2026.

For the six months ended July 31, 2026, the Parent has paid interest on behalf of the Company of approximately $4 million relating to the Monroe Capital term debt.

As of July 31, 2026, the amount owed to the Parent totaled approximately $1.1 million.

19.
Subsequent events

The Company has performed an evaluation of subsequent events through September 1, 2026, which is the date the financial statements were available to be issued.